Exhibit 21.1 — Subsidiaries

Name	Jurisdiction
THE Offshore Drilling Company	Delaware
TODCO Mexico Inc.	Delaware
Servicios TODCO S. de R.L. de C.V.	Mexico
TODCO Management Services, Inc.	Delaware
TODCO Serviços de Apóio Marítima Ltda.	Brazil
Cliffs Drilling Company	Delaware
TODCO Americas Inc.	Delaware
TODCO International Inc.	Delaware
TODCO Trinidad Ltd.	Cayman Islands
Cliffs Drilling Trinidad L.L.C.	Delaware
Cliffs Drilling (Barbados) Holdings SRL	Barbados
Cliffs Drilling (Barbados) SRL	Barbados
Cliffs Drilling Trinidad Offshore Limited	Trinidad
Delta Towing Holdings, LLC	Delaware
Delta Towing, LLC	Delaware
Inversiones Venrig S.A.	Venezuela
THE Onshore Drilling Company	Delaware
Falrig Offshore (USA), L.P.	Delaware
All subsidiaries 100% unless otherwise noted